

September 1, 2010

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, New York 14614

> **Re:** **Document Security Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 13, 2010**
> **File No. 333-166357**
> **Form 10-Q Fiscal Quarter Ended**
> **June 30, 2010**
> **Filed August 12, 2010**
> **File No. 1-32146**

Dear Mr. White:

We have reviewed the above-referenced filings and the related response letter dated August 12, 2010 and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated May 24, 2010.

Registration Statement on Form S-3

Risk Factors, page 6

1.   We note that you have continuously reported a material weakness in your internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act) for a few years. Please include a risk factor disclosing the nature and duration of the material weakness and the effects that such material weakness has had or could have on your operations. To the extent known, please disclose an estimated timeframe as well as any material costs associated with remediation. Similar disclosure should be included in your Exchange Act reports.

Selling Stockholders

Selling Stockholders Table, page 13

2.   We note that you have amended your registration statement to include 41,379 additional shares for resale by your placement agent in your July 22, 2010 private placement. In

your registration statement, you identify the placement agent as Aego Capital Corp., yet the Form 8-K announcing the private placement identifies the placement agent as Aegis Capital Corp. Please advise or revise.

Form 10-Q Fiscal Quarter Ended June 30, 2010

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 22

3.   We note that you have provided disclosure pursuant to Item 4T of 10-Q and Item 308T of Regulation S-K. Please note that the disclosure requirements set forth in these items should be included only with respect to a fiscal period ending on or after December 15, 2007, but before June 15, 2010.

Item 6. Exhibits

4.   We note that you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certification required by Exchange Act Rule 13a-14(a). In future filings, the word "report" in these paragraphs should not be preceded or modified by the period to which the certification pertains.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (303) 770-7257
        Gary A Agron, Esq.
        Law Offices of Gary A Agron, Esq.